EXHIBIT 3.2

Article III

SECTION 2.  Number, Term and Election.  The board of directors shall consist of nine members and shall be divided into three classes as nearly equal in number as possible.  The members of each class shall be elected for a term of three years and until their successors are elected or qualified.  The board of directors shall be classified in accordance with the provisions of the Corporation’s Articles of Incorporation.  Directors are to be elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting of stockholders at which a quorum is present.  The board of directors may increase the number of members of the board of directors but in no event shall the number of directors be increased in excess of fifteen.

SECTION 15.  Residency Requirement.  Each director of the Corporation must, at all times, maintain a permanent primary residence within a 90 mile radius of the Corporation’s administrative office located at 3 Penns Trail in Newtown, Pennsylvania.